Exhibit 2.5

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APERION BIOLOGICS, INC.

Aperion Biologics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

First.                    At a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth this proposed Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation declaring said amendment to be advisable and submitting said amendment to the stockholders of the Corporation for consideration thereof.

Second.               Pursuant to Section 242 of the Delaware General Corporation Law and the resolution of the Board of Directors of the Corporation, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation of Aperion Biologics, Inc., by adding the following paragraphs to the end of Article FOURTH:

Effective as of the time of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each (a) eighteen and four-tenths (18.4) outstanding shares of the Corporation’s Common Stock (“Old Common Stock”), par value $0.001 per share, shall automatically and without any action on the part of the respective holders thereof be exchanged and combined into one (1) share of Common Stock (“New Common Stock”), par value $0.001 per share, (b) eighteen and four-tenths (18.4) outstanding shares of the Corporation’s Series A Preferred Stock (“Old Series A Stock”), par value $0.001 per share, shall automatically and without any action on the part of the respective holders thereof be exchanged and combined into one (1) share of Series A Preferred Stock (“New Series A Stock”), par value $0.001 per share, (c) eighteen and four-tenths (18.4) outstanding shares of the Corporation’s Series B Preferred Stock (“Old Series B Stock”), par value $0.001 per share, shall automatically and without any action on the part of the respective holders thereof be exchanged and combined into one (1) share of Series B Preferred Stock (“New Series B Stock”), par value $0.001 per share, (d) eighteen and four-tenths (18.4) outstanding shares of the Corporation’s Series C-1 Preferred Stock (“Old Series C-1 Stock”), par value $0.001 per share, shall automatically and without any action on the part of the respective holders thereof be exchanged and combined into one (1) share of Series C-1 Preferred Stock (“New Series C-1 Stock”), par value $0.001 per share, and (e) eighteen and four-tenths (18.4) outstanding shares of the Corporation’s Series C-2 Preferred Stock (“Old Series C-2 Stock”), par value $0.001 per share, shall automatically and without any action on the part of the respective holders thereof be exchanged and combined into one (1) share of Series C-2 Preferred Stock (“New Series C-2 Stock”), par value $0.001 per share ((a) through (e) together, the “Reverse Split”). At the Effective Time, there shall be no change in the number of authorized shares that the Corporation shall have the authority to issue. The Reverse Split shall be effected on a stockholder-by-stockholder basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors.

The Reverse Split shall occur automatically without any further action by the holders of the shares affected thereby, and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock, New Series A Stock, New Series B Stock, New Series C-1 Stock or New Series C-2 Stock resulting from the Reverse Split unless the certificates evidencing the related Old Common Stock, Old Series A Stock, Old Series B Stock, Old Series C-1 Stock or Old Series C-2 Stock, respectively, are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver at such office to such holder of Old Common Stock, Old Series A Stock, Old Series B Stock, Old Series C-1 Stock, or Old Series C-2 Stock a certificate or certificates for the number of shares of New Common Stock, New Series A Stock, New Series B Stock, New Series C-1 Stock or New Series C-2 Stock, respectively, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion of fractional shares into cash to which such stockholder shall be entitled as aforesaid.

Third.                     This Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation was duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, Aperion Biologics, Inc. has caused this Certificate of Amendment to be executed by its Chief Executive Officer this __ day of October, 2015.

APERION BIOLOGICS, INC.

By:
Name: Daniel R. Lee
Title: Chief Executive Officer